EXHIBIT 99.1

Safe Bulkers, Inc. Reports Fourth Quarter and Full Year 2008 Results and Declares Quarterly Dividend of $0.15 per Share

Athens, Greece – February 9, 2009 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the fourth quarter and the year ended December 31, 2008. The Company also declared a quarterly dividend of $0.15 per share for the fourth quarter 2008, which reflects an adjustment to its dividend policy in light of current market conditions.

Summary of Fourth Quarter 2008 Results

•

Net revenue for the fourth quarter of 2008 decreased by 17% to $46.6 million from $56.4 million during the same period in 2007. The Company operated 11.53 vessels on average during the fourth quarter of 2008 earning a Time Charter Equivalent (“TCE”)1 rate of $44,276 compared to 11 vessels and a TCE rate of $55,654 during the fourth quarter of 2007. The decrease in average TCE rate was a result of entering into long term time charters contracted in previous periods.

•

Net income of $11.9 million or earnings per share of $0.22 in the fourth quarter of 2008 , a decrease of 64%, from net income of $33.2 million or earnings per share of $0.61, in the fourth quarter of 2007. The fourth quarter 2008 results include non-cash unrealized swap losses of $21.9 million on our interest-rate swaps which contributed to the lower net income of the period. This amount did not impact our cash flow and the underlying swaps have minimized our interest rate exposure allowing us to match our interest cost related to our long-lived assets (see additional disclosures below). There was a non-cash unrealized swap loss of $0.2 million in the corresponding period in 2007.

•

EDITDA2 of $18.2 million , a decrease of 52% from $38.2 million in the fourth quarter of 2007, mainly due to lower net income.

•

Declaration of a dividend of $0.15 per share for the fourth quarter of 2008. See “Dividend Declaration” section below.

Summary of Full Year 2008 Results

•

Net revenue for the year ended December 31, 2008 increased by 21% to $200.8 million from $165.8 million during the year ended December 31, 2007. The Company operated 11.13 vessels on average during the year ended December 31, 2008 earning a TCE rate of $49,626 compared to an average of 10.72 vessels and a TCE rate of $42,327 during the year ended December 31, 2007.

•

Net income or earnings per share of $119.2 million, or $2.19 per share , for the year ended December 31, 2008 compared to $209.2 million or $3.84 per share for the year ended December 31, 2007, which included a $112.4 million gain on sale of assets in 2007. Net income or earnings per share, excluding gain on sale of assets, increased by 23% from $96.8 million, or $1.78 per share, for the year ended December 31, 2007 to $119.2 million, or $2.19 per share, for the year ended December 31, 2008. The full year 2008 results include non-cash unrealized swap losses of $21.3 million on our interest-rate swaps which influenced negatively the net income of the period. There was a non-cash unrealized swap loss of $0.2 million in the corresponding period in 2007.

•

Adjusted EDITDA3 of $144.9 million for the year ended December 31, 2008 , an increase of 28% from $113.5 million in the year ended December 31, 2007. Adjusted EBITDA was influenced by the unrealized loss on interest rate swaps amounting to $21.3 million during the year ended December 31, 2008 compared to $0.2 million during the year ended December 31, 2007.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.15 per share payable on or about February 27, 2009 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (“NYSE”) on February 20, 2009. The Company has 54,503,989 shares of common stock outstanding as of today. The Board is continuing a policy to pay out a portion of the Company’s free cash flow. However, the Board has reduced the amount of the dividend to a level it considers prudent in light of the current economic and financial environment. The Company will use additional retained cash flow from the lower dividend payment to strengthen its balance sheet. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board, and will depend on, among other things, the Company’s earnings and cash requirements in view of its capital expenditures, debt obligations and overall market conditions.

Discussion with Bank Lenders

We are currently in discussions with two of our lenders regarding our request to amend, as of December 31, 2008, the loan covenants relating to the calculation of vessel value, as of December 31, 2008, so that such value includes the value of charter contracts attached. This is particularly relevant in our case given the long term nature of our charters and their associated cash flows.  Our other loan agreements already contain provisions consistent with such amendment. Accordingly, we have not determined the amount of our bank indebtedness that should be reflected as short-term as of December 31, 2008.

Fleet and Employment Profile

•

The Company’s operational fleet is comprised of 12 drybulk vessels with an average age of 3.33 years as of December 31, 2008. The Company has also contracted for additional drybulk carriers with deliveries scheduled through the second half of 2010.

•

As of February 1, 2009, the contracted employment of the Company’s fleet under period time charters is as follows: 95% of fleet ownership days for 2009, 75% for 2010 and 48% for 2011. This includes vessels which will be delivered to us in the future but have already been chartered-out as of their delivery date.

Management Commentary

Polys Hajioannou, Chairman of the Board of Directors and Chief Executive Officer of the Company stated: “Our chartering policy aims to increase chartering coverage of our fleet for the coming periods. I believe our Board has acted prudently in declaring a reduced dividend for the quarter ended December 31, 2008 of $0.15 per share. I would like to reiterate that management owns approximately 80% of the total shares outstanding, and the decision to leave additional cash in the business as a result of the lower dividend payout, indicates our commitment and belief in the long term prospects of the dry bulk sector and our company. We will continue to closely monitor the financial and charter markets during the current recession, as the depth and the extent of this unprecedented crisis are not yet understood. Our decision on dividend policy will continue to be shaped by what better serves the long-term interests of our Company and all our shareholders”.

Conference Call

On Tuesday, February 10, 2009 at 10:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0 (800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until February 17, 2009 by dialling 1 (866) 247-4222 (US Toll Free Dial In), 0 800 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2008 Results

Net income decreased by 64% to $11.9 million for the fourth quarter of 2008 from $33.2 million for the fourth quarter of 2007. This decrease is attributable to the following factors:

Net revenues: Net revenues were $46.6 million for the fourth quarter of 2008, a 17% decrease compared to $56.4 million for the fourth quarter of 2007, due to a decrease in prevailing charter rates from a TCE of $55,654 to $44,276.

Vessel operating expenses: Vessel operating expenses increased 47% to $5.0 million for the fourth quarter of 2008, compared to $3.4 million for the same period in 2007. Daily vessel operating expenses increased to $4,722 for the fourth quarter 2008, compared to $3,329 for the fourth quarter of 2007. These increases are attributed mainly to:

•

increased crew wages;

•

increased insurance cost due to increases in the insured value of our vessels; and

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one dry docking in the fourth quarter of 2008 versus none for the same period in 2007.

Early redelivery cost:  During the fourth quarter of 2007, an amount of $5.5 million was incurred relating to the early termination of a period time charter of one of our vessels. During the fourth quarter of 2008 there was no early redelivery costs incurred.

Interest expense: Interest expense increased to $4.0 million in the fourth quarter of 2008 from $2.7 million for the same period in 2007, attributable primarily to additional indebtedness. The weighted average annual interest rate charged on loans outstanding was 3.749% p.a. in the fourth quarter of 2008, compared to 3.793% p.a. in the fourth quarter of 2007. The weighted average of loans outstanding during the fourth quarter of 2008 amounted to $450.2 million, compared to $285.5 million during the fourth quarter of 2007. The higher average indebtedness reflects additional indebtedness to finance vessel acquisitions, including advances for newbuildings, and indebtedness used for general corporate purposes, including payment of previous dividends.

Loss on derivatives: Loss on derivatives amounted to $21.0 million for the fourth quarter of 2008 compared to a loss of $0.20 million for the same period in 2007, mainly as a result of the mark-to-market valuation of interest rate swap transactions.  At the end of the fourth quarter of 2008, the aggregate notional amount of interest rate swap transactions outstanding was $445.2 million, compared to $40.0 million at the end of the fourth quarter of 2007. These swaps economically hedged the interest rate exposure of approximately 83% of the Company’s aggregate loans outstanding as of December 31, 2008.  As of January 7, 2009, as a result of the Company’s entry into one additional interest rate swap transaction, 95% of the interest rate exposure was economically hedged.  The mark-to-market valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing comparable interest rates at that time ..

Foreign currency loss: The effect of foreign currency exchange differences on loans denominated in foreign currencies was diminished in the fourth quarter of 2008 as during this quarter only part of one loan was denominated in a foreign currency.

Total current assets: Total current assets as of December 31, 2008 include cash and cash equivalents and short-term bank deposits amounting to $49.0 million, and restricted cash of $32.6 million. The restricted cash represents cash for payments to shipyards due in 2009.

Bank debt: Classification between current and long-term portion has not been determined. We are currently in discussions with two of our lenders to amend the covenants relating to the calculation of vessel value, so that such value includes the value of charter contracts attached. See “Discussion with Bank Lenders” section above.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE PERIODS ENDED DECEMBER  31, 2007 AND 2008

	Three Month Period Ended		Twelve Month Period Ended
(In thousands of U.S. Dollars except for share and per share data)	December 31, 2007	December 31, 2008	December 31, 2007	December 31, 2008
REVENUES:
Revenues	58,574	48,124	172,057	208,411
Commissions	(2,211)	(1,486)	(6,209)	(7,639)
Net revenues	56,363	46,638	165,848	200,772
EXPENSES:
Voyage expenses	(41)	(104)	(179)	(273)
Vessel operating expenses	(3,369)	(5,010)	(12,429)	(17,615)
Depreciation	(2,613)	(2,830)	(9,583)	(10,614)
General and administrative expenses	(2,837)	(1,703)	(3,654)	(8,045)
Early redelivery cost	(5,467)	-	(21,438)	(565)
Gain on sale of assets	-	-	112,360	-
Operating income	42,036	36,991	230,925	163,660
OTHER (EXPENSE) / INCOME:
Interest expense	(2,740)	(4,010)	(8,225)	(16,392)
Other finance costs	(26)	(145)	(161)	(408)
Interest income	400	536	1,290	1,492
Loss on derivatives	(242)	(20,965)	(704)	(19,509)
Foreign currency loss	(6,179)	(498)	(13,759)	(9,501)
Amortization and write-off of deferred finance charges	(72)	(22)	(166)	(131)
Net income	33,177	11,887	209,200	119,211

Earnings per share	0.61	0.22	3.84	2.19
Weighted average number of shares	54,500,000[4]	54,501,334[4]	54,500,000[4]	54,500,889[4]

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF DECEMBER 31, 2007 AND DECEMBER 31, 2008

(In thousands of U.S. Dollars)	December 31, 2007	December 31, 2008
ASSETS

Total current assets	98,883	88,086
Total fixed assets	308,340	387,296
Other non current assets	434	6,900
Total assets	407,657	482,282
LIABILITIES AND EQUITY

Bank debt [5]	322,887	468,290
Other liabilities	30,372	49,537
Shareholders equity/(deficit)	54,398	(35,545)
Total liabilities and equity	407,657	482,282

Fleet Data

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2007	2008	2007	2008

FLEET DATA
Number of vessels at period’s end	11.00	12.00	11.00	12.00
Average age of fleet (in years) at period’s end	2.65	3.33	2.65	3.33
Ownership days (1)	1,012	1,061	3,914	4,075
Available days (2)	1,012	1,051	3,914	4,040
Operating days (3)	1,012	1,049	3,913	4,025
Fleet utilization (4)	100%	98.8%	99.9%	98.8%
Average number of vessels in the period (5)	11.00	11.53	10.72	11.13
AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$55,654	$44,276	$42,327	$49,626
Daily vessel operating expenses (7)	$3,329	$4,722	$3,176	$4,323

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent  the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in the period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items.  Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

EBITDA AND ADJUSTED EBITDA RECONCILIATION

(In thousands of U.S. Dollars)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2007	2008	2007	2008

Net Income	33,177	11,887	209,200	119,211
Plus Net Interest Expense	2,340	3,474	6,935	14 ,900
Plus Depreciation	2,613	2,830	9,583	10,614
Plus Amortization	72	22	166	131
EBITDA	38,202	18,213	225,884	144,856
Less Gain from Sale of Assets	-	-	(112,360)	-
Adjusted EBITDA	38,202	18,213	113,524	144,856

EBITDA represents net income plus net interest expense, income tax, depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs.

Adjusted EBITDA represents our EBITDA after giving effect to the removal of the gain on sale of assets for the relevant periods. Adjusted EBITDA assists our management and investors by increasing the comparability of our fundamental performance with respect to our vessel operation, without including the gains we have received through the sale of assets during the relevant periods. We believe that this removal of the gain on sale of assets allows us to better illustrate the operating results of our vessels for the periods indicated.

EBITDA and Adjusted EBITDA are not items recognized by US GAAP and should not be considered as alternatives to net income, operating income or any other indicator of a Company’s operating performance required by US GAAP. The Company’s definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The company excluded gain on sale of vessels to derive an adjusted EBITDA figure as gain on sale is a non-recurring item.

 Existing Fleet Employment Profile as of January 31, 2009

Set out below is a table showing our existing vessels and their contracted employment.

Vessel Name	Dwt	Year Built	Charter Rate (a) USD/day	Time Charter Duration (b)
MV Efrossini	76,000	2003	59,600 (c)	Feb 2008-Feb 2011
MV Maria	76,000	2003	53,000 (d)	Feb 2008-Feb 2011
MV Vassos	76,000	2004	29,000	Nov 2008-Nov 2013
MV Katerina	76,000	2004	63,260 (e)	Jan 2009-Dec 2010
MV Maritsa	76,000	2005	15,500 28,000 (f)	Jan 2009-Dec 2009 Jan 2010-Jan 2015
MV Pedhoulas Merchant	82,300	2006	43,120 (g)	Nov 2008-Nov 2010
MV Pedhoulas Trader	82,300	2006	41,500 (h)	Aug 2008-Aug 2013
MV Pedhoulas Leader	82,300	2007	36,750	Dec 2007-Dec 2009
MV Stalo	87,000	2006	48,500 OPEN (i) 34,160	July 2007-July 2009 Aug 2009-Jan 2010 Jan 2010-Jan 2015
MV Marina	87,000	2006	41,500 (j)	Dec 2008-Dec 2013
MV Sophia	87,000	2007	34,720	Oct 2008-Oct 2013
MV Eleni	87,000	2008	41,640 (k)	Nov 2008-Apr 2015
MV Martine (l)	87,000	2009	40,500	Feb 2009-Feb 2014

(a)

Either gross charter rate, or, average gross charter rate: i) for charter parties with variable rates among periods, ii) consecutive charter parties with the same charterer under similar basic terms.

(b)

Delivery/redelivery dates reflect Company’s best estimates, and could alter according to the relevant charter contract.

(c)

Three years contract with variable daily rate among periods, first year at $69,600, second year at $59,600 and third year at $49,600.

(d)

Three years contract with variable daily rate among periods, first year at $67,000, second and third year at $46,000.

(e)

Twenty three months contract with variable daily rate among periods, first year at $73,000 and the remainder at $52,500.

(f)

Average rate quoted among various options which could alternatively be exercised.

(g)

Extension of existing contract Nov 2008-Nov 2009 at $75,000 until Nov 2010 at a rate of $43,120 as of  Jan 25, 2009.

(h)

Five year contract with variable daily rate among periods, first year at $69,000, second year at $56,500, third year at $42,000, fourth and fifth year at $20,000 .

(i)

Vessel is available for new charter party contracts either in the spot or in the period time charter market.

(j)

Five years contract with variable daily rate among periods, first year at $61,500, second year at $51,500, third year at $41,500, fourth at $31,500 and fifth year at $21,500 .

(k)

Three contracts in direct continuation, the first from Nov 2008 – Oct 2009 at $70,000, the second from Oct 2009 – Mar 2010 at $66,400 and the third from Apr 2010 – Apr 2015 at $34,160.

(l)

To be delivered in February 2009.

The contracted charter coverage including newbuilds, based on Company’s best estimations as of January 31, 2009 is:

2009

....................…………...…………95%

2010

....................…………...…………75%

2011

....................…………...…………48%

About Safe Bulkers, Inc.

The Company’s subsidiaries provide marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of such services. The Company’s common stock is listed on the NYSE where it trades under the symbol “SB”. The Company’s subsidiaries currently own 12 Japanese-built drybulk vessels, all built post 2003, and have contracted to acquire additional drybulk newbuild vessels to be delivered at various times beginning in 2009 through 2010.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 (210) 899-4980

Fax:

   +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com

Footnotes

1 Refer to definition of “TCE” in Note 6 of Fleet Data Table.

2 EBITDA represents net income plus net interest expense, income tax, depreciation and amortization.  See "EBITDA Reconciliation".

3 Adjusted EBITDA represents EBITDA after giving effect to the removal of the gain of sale of assets of $112.4 million for the twelve months ended December 31, 2007. See “EBITDA Reconciliation”.

4 Gives retroactive effect to the shares issued to Vorini Holdings Inc. in connection with our initial public offering.

5 See Management Discussion of Fourth Quarter 2008 Results.